

March 23, 2012

Via E-Mail
David C. Mussman
Executive Vice President,
    Secretary and General Counsel
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

> **Re: West Corporation**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed February 24, 2012**
> **File No. 333-162292**

Dear Mr. Mussman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 83

Compensation Discussion and Analysis, page 83

1. Please explain why the total compensation for the named executive officers increased substantially in 2011. Also describe in greater detail Mr. Barker's qualitative analysis of the factors considered for each named executive officer's compensation. See Item 402(b)(2)(ix) of Regulation S-K.

2. We note that one of the factors considered by the compensation committee is "a review of the scope of responsibilities of the executive compared to what was required of him or her in the previous year." Please disclose how individual roles and performance factor

into the compensation amounts you disclose for each executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

3. Please explain the policies for allocating between cash and non-cash compensation. For example, please explain why the Retention Plan was paid in the form of a cash bonus.

Senior Management Retention Bonuses, page 87

4. Please explain how the amount of the bonuses were determined. See Item 402(b)(1)(v) of Regulation S-K. Also explain how the Retention Plan, including the October 24, 2011 and October 24, 2012 dates, relate to the objectives of the compensation program and whether you expect that the Retention Plan or similar plans will continue in 2012. See Item 402(b)(1)(i), (ii) and (iv), and Instruction 2 to Item 402(b) of Regulation S-K.

2011 Adjustments to Outstanding Awards, page 87

5. Please explain the purpose for the amendments to the restricted stock agreements. Also define "change of control" for the vesting of the restricted stock.

Financial Statements for the Year Ended December 31, 2011

Consolidated Statements of Operations, page F-3

6. We note your disclosures here and in Note 13 concerning the calculation of earnings per share. Please tell us how you considered giving effect to the conversion of Class L shares into common stock within your calculation of diluted earnings per share of common stock. Refer to ASC 260-10-45-16.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara Ransom
Assistant Director

cc: Frederick C. Lowinger, Esq.
       Sidley Austin LLP